FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 THRU 7 OF THE REGISTRANT’S PRESS RELEASE ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release: BOS Closes Qualmax Transaction; Dated December 31, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: January 3, 2006

BOS Closes Qualmax Transaction

TERADYON, Israel – (BUSINESS WIRE) – Dec. 31, 2005 – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (Nasdaq:BOSC; TASE:BOSC), announced today that it has closed the transaction for the sale of its Communications Division to Qualmax Ltd., an Israeli wholly owned subsidiary of Qualmax Inc.. (Pink Sheets: QMXI.PK), a US VoIP service and equipment provider (“Qualmax”). Qualmax recently announced that it has completed a merger with Bench Group Inc., a US publicly traded company (“Bench”). Following the merger, Bench changed its name to Qualmax, Inc.

The consideration paid to BOS in the transaction is approximately 3.2 million Qualmax shares of Common Stock and 4% royalties from future revenues Qualmax generates from the sold business, up to $800,000. Additional shares may be issued to BOS at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon Qualmax generating by then certain revenues from the sold business. The maximum number of shares that may further be issued to BOS is approximately one million shares.

In addition, BOS and Qualmax Ltd. entered into an Outsourcing Agreement, pursuant to which BOS will provide Qualmax Ltd. with certain operating services relating to the sold Communications Division. The first three months of services will be provided for no charge and Qualmax Ltd. shall pay for these services starting from the fourth month. Qualmax Ltd. can elect to pay for the services rendered during months four to six by issuance to BOS of Qualmax shares valued at $1.43 per share. BOS undertook to provide these services for at least 12 months from closing.

Qualmax also issued to BOS a five-year warrant for the purchase of up to 107,143 shares of its Common Stock at the exercise price of $2.80 per share. BOS received certain piggy-back registration rights with respect to the shares underlying the warrant.

BOS has also signed a bridge loan agreement with Qualmax Ltd. in the amount of $1 million. The proceeds of the loan shall be used exclusively for the financing and the operation of the Communications Division assets acquired by Qualmax from the Company.

The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, Qualmax Ltd. shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. As a security for the loan, Qualmax Ltd. has granted BOS a second degree-subordinated floating charge on its assets.

The loan agreement provides that if the sold business generates in the first quarter of 2006 losses that exceed $250,000, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to BOS additional shares of Common Stock against such reduction, valued at $1.43 per share. In addition, the loan shall be immediately repaid in the event Qualmax raises by way of equity financing (or a series of equity financings) an aggregate amount equal to at least $4.5 million.

Mr. Adiv Baruch, CEO of BOS, commented: “We are pleased that we have been able to close the transaction with Qualmax, enabling the communication team to move ahead in the new structured organization to further grow and develop the business. We have structured the transaction so that we receive our sale price in Qualmax shares primarily because we believe in Qualmax’s potential, which we expect will be greatly enhanced by integrating the BOS Communications Division. Obtaining shares in Qualmax just as it begins to operate in the US public markets gives BOS the chance to realize long-term additional value from the sale.”

Mr. Edouard Cukierman Chairman of the Board added: “We are very pleased by the accomplishment of the closing of the transaction with Qualmax according to our set schedule. We expect BOS to continue to further grow through its profitable Odem subsidiary and BOScom’s connectivity division, while enabling management to focus on accelerating the M&A activities in the year 2006.”

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE: BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two divisions:

Connectivity division, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

Electronic Components division, based on Odem Electronic Technologies 1992 Ltd., which provides solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation.

BOS, www.boscorporate.com is traded on NASDAQ (NASDAQ: BOSC) and on the Tel-Aviv stock exchange (TASE: BOSC).

For further information, please contact:
Ms. Shelly Horkin
Gelbart-Kahana Public Relations & Investors Relations
Tel. +972-3-6074717, e-Mail: shelly@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.